PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended March 31, 2011

UINTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2010 and 2009, and the Company’s unaudited interim consolidated financial statements and notes for the nine months ended March 31, 2011.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results will change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

UDATE

This MD&A has been prepared based on information known to management as of May 28, 2011.

UDESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the acquisition exploration and development of light crude oil projects in Canada. The Company is concentrating on identifying early stage oil or natural gas properties that have potential for discovery of large reserves as well as acquiring more advanced projects that, with further development, have good production potential.

On November 1, 2008, the Company signed a Joint Venture Agreement to participate in the exploration, exploitation and production of oil and natural gas located in central Alberta – see “Exploration review”.

On March 8, 2011 the Company signed an Agreement to participate in the exploration, exploitation and production of oil and natural gas located in central Saskatchewan – see “Exploration review”.

UEXPLORATION REVIEW

HIGHLIGHTS

•

Portal entered an agreement to participate in the development of an oil play in central Saskatchewan.

•

Portal has a 28.5% in the Bigwave Joint Venture focused in the exploration, exploitation and production of oil and natural gas from lands located in central Alberta. (See Bigwave Joint Venture).

•

Portal entered the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of oil and natural gas resources in central Alberta.

•

Portal acquired a 100% interest in two parcels (the Border Play) of land in the Esther Field (Bakken Oil). Production in the vicinity of the Field has exceeded 4.8MMBBL (million barrels) of oil to date.

•

Portal closed a first tranche for aggregate proceeds of $1,630,500 of an announced private placement for a maximum aggregate proceeds of $4,000,000. The net proceeds of the private placement will be used for exploration and development of the Company’s oil and gas projects and for working capital.

OIL AND GAS PROJECTS

Birdbear Formation

On March 8, 2011, the Company entered into an agreement to participate in the development of an oil play in central Saskatchewan. Under the terms of the agreement the Company has the right to earn a 25%, non-operating, working interest in a total of four sections of land (2,560 acres). A 25% working interest in the first two sections will be earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well. An interest in an additional two sections of land will be earned with participation on a “straight up basis” (25% of costs for a 25% working interest). It is anticipated that each of the horizontal wells will qualify for the Province of Saskatchewan’s drilling incentive program on the first 100,000 barrels of production. A minimum 2.5% government tax will apply.

On May 10, 2011, the Company announced a five well drilling program (1.25 net) at the Birdbear oil play in west central Saskatchewan. The Company and its partner secured all the necessary licensing and regulatory approvals to drill one vertical well, re-enter and complete two existing vertical wells and drill two horizontal wells. The Company expects to commence drilling its first horizontal well as soon as road conditions allow, anticipated to be within seven to 10 days from the day of the announcement.

The first horizontal well is at 12-36 W3M intersecting the Birdbear Formation at a depth of 800 meters and proceed for approximately 800 meters horizontally. The Company’s first horizontal well is also adjacent to existing horizontal production in the Birdbear formation that had initial production rates of 100 to 200 barrels of oil per day (bopd).

Since March 28, 2011, the Company has secured an additional two sections of contiguous land by way of a seismic option. Payment for the lands is by way of a sliding scale nonconvertible royalty. A service rig has been moved on location at 7-19 W3M to commence re-entry operations of an existing vertical wellbore and planning is underway to re-enter a second wellbore on the option lands.

Bigwave Joint Venture

On November 1, 2008 Portal signed a Joint Venture Agreement to participate for a 15% working interest in the exploration, exploitation and production of oil and natural gas from lands located in central Alberta. In December of 2008 the Agreement was modified to allow Portal to participate for a 20% interest. During the quarter ended September 30, 2009 the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Overriding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009 the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

During the quarter ended December 31, 2009, the Company completed drilling the first horizontal well operated by partner Bigwave Exploration Inc. of Calgary Alberta. The Bigwave Joint Venture now controls 10,720 acres of land covering a source oil sand-shale sequence with several potential reservoirs (Bakken Formation type).

On April 9, 2010 the Company purchased a the “Participation Agreement” in the Company's Bigwave Oil and Gas Joint Venture for a total of C$5,000 in cash and 500,000 common shares in the capital of the Company. On the closing of the purchase of the ”Participation Agreement, the Participation Agreement was terminated and Portal now holds a 22% working interest in the Joint Venture.

On August 2010 the Company acquired an additional 6.5% working interest in the Joint Venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% working interest of 1/150 (5% - 15%) on all future oil and 15% on all future gas production as well as assuming all of the seller’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. Portal's working interest in the Joint Venture increased from 22% to 28.5% as a result of the acquisition.

On September 2010 the Company entered into a binding Farm-in Agreement Term Sheet (the "Agreement") with all of the Bigwave Joint Venture partners under which the Company has the right to increase its working interest to 64.25% in two sections (two square miles) out of a total of 17 ¾ sections of land held by the Joint Venture by undertaking, at its sole expense "completion operations" within the horizontal leg of the first exploration well drilled on the property.

The Agreement further provides the Company with the opportunity to drill additional wells, on a rolling option basis, at its sole expense, on the remaining 15.75 sections of land held by the Joint Venture. All option wells drilled and completed (one well per section) will increase Portal's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section.

The Agreement further provides the Company with the right, at its sole expense, within 180 days from the commencement of “completion operations” within the horizontal leg of the first exploration well drilled on the property, to select certain lands (the “Selection Period”) of interest out of the land held by the Joint Venture that it considers to have deeper conventional oil and gas potential.

The Company will then have the option, within 90 days of the Selection Period, to commit to the drilling of a test well on the identified target lands. The drilling and completion operations of the deep test well will increase the Company’s existing 28.5% working interest in the drilled section of land to a potential maximum of 78.55% working interest. Additional deep test wells can me drilled on a rolling option basis to earn additional working interest in the remaining unearned lands.

On January 12, 2011 the Company announced that it has not been able to complete a definitive Farm-in Agreement concerning the Bigwave Joint Venture lands in accordance with the terms of the Term Sheet announced on September 21, 2010. While Portal’s management team remains optimistic as to a conclusion to this matter there can be no assurances that a final document will be completed.

Manito Joint Venture

On March 9P, 2009 Portal signed the Manito Joint Venture Agreement to participate in a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in central Alberta.

Portal has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

The Manito Joint Venture has acquired one section of land to date through the Alberta Crown Sale.

Border Play

On May 13PP, 2010, the Company announced that it acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres (0.875 square miles) at the April 7, 2010 Alberta Crown Land Sale. The primary play is Bakken oil exploitation using horizontal drilling. The two parcels lie within the Esther Field Bakken oil production in the Field area has exceeded 4.8MMBBL (million barrels) to date.

Oil and Gas Exploration Expenditures

	Birdbear	Bigwave	Manito	Total

Total as at June 30, 2009	$ -	$ 343,437	$ 18,000	$ 361,437

Crown Lease	-	12,023	-	12,023
Lease costs	-	139,357	-	139,357
Drilling (well costs)	-	58,526	-	58,526
Geological and engineering	-	589	-	589

Total expenditures	$ -	210,495	-	210,495

Total as at June 30, 2010	$ -	$ 553,932	$ 18,000	$ 571,932

Crown Lease	-	-	-	-
Lease costs	-	58,769	-	58,769
Drilling (well costs)	126,483	-	-	126,483
Geological and engineering	-	16,904	-	16,904

Total expenditures	126,483	75,673	-	202,156
Total as at March 31, 2011	$ 126,483	$ 629,605	$ 18,000	$ 774,088

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	March 31 2011	December 31 2010	September 30 2010	June 30 2010
	$	$	$	$

Interest Income	45	78	155	306
General & Administration (excluding property write-offs)	280,443	280,443	213,326	290,549
Net loss	280,365	280,365	213,171	314,028
Net loss per share	0.01	0.01	0.01	0.01

	Three Months Ended
	March 31 2010	December 2009	September 30 2009	June 30 2009
	$	$	$	$

Interest Income	611	872	3,765	10,447
General & Administration (excluding property write-offs)	341,476	247,986	247,302	242,751
Property write-offs	-	-	-	58,194
Net loss	340,865	247,114	243,537	152,802
Net loss per share	0.01	0.01	0.01	0.01

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the nine months ended March 31, 2011 and 2010.

Loss for the period

For the three months ended March 31, 2011 the Company incurred a net loss of $294,959 ($0.01 per share) compared to a net loss of $340,865 ($0.01 per share) for the three months ended March 31, 2010. The decrease of $45,906 in the net loss for the period from 2010 to 2011 is primarily due to: (a) a decrease in project investigation of $74,503 due to the Company’s increased focus in the current projects; (b) a decrease of office and miscellaneous expenses of $12,221 due to the Company’s increased efforts to conserve and maintain capital; and (c) an increase in the unrealized gain on marketable securities of $64,441 due to the marketable securities price increase; offset by and an increase of consulting and management fees of $44,762 due to the increase of fees paid to consultants;  an increase in salaries and benefits of $30,025 due to the increase of salaried employees; and an increase in stock based compensation of $27,695 due to the increased vesting of officers’, employees’ and consultant’s stock options.

Expenses

General and administrative costs were $319,504 for the three months ended March 31, 2011, an increase of $17,969 as compared to $301,535 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 88% (2010 – 60%) of total general and administrative expenditures are: salaries and benefits of $99,700 (2010 - $69,675); consulting and management fees of $59,023 (2010 - $14,261); stock based compensation expense of $42,170 (2010 – $14,475); rent of $32,393 (2010 – $21,083);  investor relations expense of $26,822 (2010 – $28,235); and office and miscellaneous expenses of $21,850 (2010 – $34,071). The increase in salaries and benefits is the result of an increase in the number of salaried employees from three to four. The increase in consulting fees is due to the increase in fees paid to consultants working in the recently acquired oil and gas projects. The increase in stock based compensation expense is due to a higher vesting of officers’, consultants’ and employees’ stock options. The increase in rent is due to the reduction of sub-let office space to other companies. The decrease in office and miscellaneous expenses is the result of the Company’s continuous efforts to conserve and maintain capital.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 2011 AND 2010

Loss for the year

For the nine months ended March 31, 2011 the Company incurred a net loss of $788,495 ($0.03 per share) compared to a net loss of $831,516 ($0.03 per share) for the nine months ended March 31, 2010.  The decrease in the net loss for the period from 2011 to 2010 of $43,021 is primarily due to: (a) an increase in the unrealized gain on marketable securities of $43,508 due to the marketable securities’ price increase; (b) a decrease of project investigation expenses of $156,252 due to the Company’s increased focus in the current projects; (c) the decrease of accounting and audit fees of $22,295 due to a reduction of auditor’s  fees; (d) a decrease of office and miscellaneous expenses of $22,495 due to the Company’s increased efforts to conserve and maintain capital; (e) and a decrease of legal fees of $15,086 due to reduced lawyer’s fees; offset by an increase in salaries and benefits of $88,907 due to the increase of salaried employees; an increase in consulting and management fees of $44,475 due to the increase in fees paid to consultants working in the recently acquired oil and gas projects; an increase in investor relations expense of $35,756 due to the increase of show attendances and travel expenses to increase awareness of the Company’s oil and gas projects and the increase of attorney’s fees paid in relation of the Company’s annual general meeting; and an increase in stock based compensation expense of $30,536 due to a higher vesting of officers’, consultants’ and employees’ stock options.

Expenses

General and administrative costs were $812,643 for the nine months ended March 31, 2011, a decrease of $4,483 as compared to $817,126 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 86% (2010 – 62%) of total general and administrative expenditures are: salaries and benefits of $255,205 (2010 - $166,298); stock based compensation expense of $125,975 (2010 – $95,439); investor relations expense of $89,340 (2010 – $53,584); consulting and management fees of $85,618 (2010 – $41,143); and rent of $77,321 (2010 – $69,397). The increase in salaries and benefits is the result of an increase in the number of salaried employees from two to four. The increase in stock based compensation expense is due to a higher vesting of officers’, consultants’ and employees’ stock options. The increase in investor relations expenses is due to the increase in attendance at investor conferences and travel expenses to increase awareness of the Company’s oil and gas projects and an increase in attorney’s fees paid in relation to the Company’s annual general meeting. The increase in consulting and management fees is due to the increased fees paid to consultants working in the recently acquired oil and gas projects. The increase in rent is due to a reduction of recovery of rent from office space rented to other companies.

SELECTED ANNUAL INFORMATION

For the years ended June 30Pth

	2010	2009	2008

Interest Income	$ 5,554	$ 65,418	$ 161,429
Net Income (loss)	(1,145,548)	(6,366,236)	(3,288,433)
Basic and diluted EPS	(0.04)	(0.21)	(0.11)
Total assets	1,101,609	1,965,990	8,319,819
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $456,044 and working capital of $370,419 as of March 31, 2011 (June 30, 2010: $137,609 and $464,427 respectively).  The increase in working capital is primarily due to an increase of cash on hand that resulted from a recently completed $801,250 private placement; offset by expenditures on oil and gas properties of $202,156 and the funding of operating activities of $485,378.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.

	No. of Common Shares Issued and Outstanding	Share Capital Amount
June 30, 2010	30,151,539	$ 14,850,161
March 31, 2011	36,789,039	$ 15,675,881
May 29, 2011	44,506,539	$ 17,245,341

On February 18, 2011 the Company completed a non-brokered private placement for $801,250. The placement consists of 6,410,000 units at a price of 12.5 cents per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant will be exercisable to buy one common share at a price of 15 cents until February 17, 2012. A $10,500 fee was paid in cash on a portion of the Private Placement.

On April 28, 2011 the Company announced a non-brokered private placement consisting of a maximum of 10,000,000 units ("Units") at a price of 20 cents per Unit and a maximum of 8,000,000 units ("Flow-Through Units") at a price of 25 cents per Flow-Through Unit for aggregate gross proceeds of up to $4,000,000. Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an "A Warrant"). Each A Warrant will be exercisable for one common share of the Company at a price of 25 cents for one year from the date of issuance. Each Flow-Through Unit will consist of one common share of the Company to be issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B Warrant"). Each B Warrant will be exercisable for one common share of the Company at a price of 35 cents for one year from the date of issuance.

The Company may pay to certain arm's length finders a finder's fee consisting of (a) a fee equal to up to 7% of the gross proceeds of the offering, payable in cash, units of the Company, or any combination thereof; and (b) issuing non-transferable finder's warrants equal to up to 7% of the number of Units and/or Flow-Through Units sold under the offering, each finder's warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.25 for one year from the closing date.

The net proceeds of the Private Placement will be used for exploration and development of the Company's oil and gas projects and for working capital.

On May 20, 2011 the Company completed a first tranche of the April 28, 2011 announced non-brokered private placement for $1,630,500. The placement consists of 5,977,500 Units at a price of 20 cents per Unit and 1,740,000 Flow-Through units at a price of 25 cents per Flow-Through Unit. Each Unit consists of one common share and one-half of one common share purchase warrant. Each share purchase warrant will be exercisable to buy one common share at a price of 25 cents until May 19, 2012. Each Flow-Through unit consists of one common share and one-half of one common share purchase warrant. Each share purchase warrant will be exercisable to buy one common share at a price of 35 cents until May 19, 2012. A $61,040 fee was paid in cash on a portion of the Private Placement and 278,950 non-transferrable warrants were issued to the finders.

At March 31, 2011 the Company had 3,815,600 (June 30, 2010 – 3,533,600) outstanding stock options with a weighted average exercise price of $0.23 expiring from December 5, 2011 to March 28, 2016.

During the nine months ended March 31, 2011, the Company cancelled 537,500 stock options and issued 1,047,000 new options at prices of 14, 20 and 21 cents. During the nine months ended March 31, 2011 a total of 227,500 stock options were exercised at prices of 12 and 15 cents for gross proceeds of $27,676. A fair value of $22,170 was recognized on these exercised options. On January 20, 2011 a total of 75,000 stock options at an exercise price of $0.70 expired unexercised.

As at March 31, 2011, Contributed Surplus totaled $1,128,798 (June 30, 2010 - $1,024,993). During the nine months ended March 31, 2011, the Company recognized $125,975 (2010 - $95,439) in stock-based compensation expense for share purchase options that vested during the period.

Stock options outstanding as at March 31, 2011 are as follows:

Number	Exercise Price	Expiry Date
666,400	$0.52	05-Dec-11
810,000	$0.20	07-Oct-13
622,200	$0.12	09-Jun-14
470,000	$0.15	17-Jan-15
200,000	$0.26	06-Mar-15
750,000	$0.14	09-Sep-15
150,000	$0.20	15-Feb-16
147,000	$0.21	28-Mar-16
3,815,600

If the remaining outstanding options were exercised, the Company’s available cash would increase by $871,562.

As at March 31, 2011, the Company had 6,410,000 warrants outstanding with an exercise price of 15 cents expiring on February 17, 2012. If all the remaining outstanding warrants were exercised, the Company’s available cash would increase by $961,500.

As the date of the MD&A there were 44,506,539 common shares issued and outstanding and there would be 54,732,139 common shares on a fully diluted basis.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future on terms that are considered favourable by management.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

During the nine months ended March 31, 2011

a)

$33,239 (2010 - $5,774) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2011, $Nil (June 30, 2010 - $Nil) was receivable from this public company.

b)

$7,604 (2010 - $4,725) was charged to a private company with a director in common with the Company for administrative fees and expense reimbursements. As at March 31, 2011, $ (June 30, 2010 - $2,254) was receivable from this private company.

c)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $4,301 (2010 - $8,657) for fees and expense. As at March 31, 2011, the Company owed this company an aggregate of $2,810 (June 30, 2010 - $Nil).

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $23,814 (2010 - $Nil) for consulting fees. As at March 31, 2011, the Company owed this company an aggregate of $12,963 (June 30, 2010 - $Nil).

e)

the Company incurred director fees of $20,833 (2009 - $20,833) to five directors. As at March 31, 2011, $18,167 (June 30, 2010 - $Nil) was payable to these directors.

f)

$30,000 (2010 - $Nil) was received from a director as demand loan with no fixed term of repayment. The loan was subsequently converted to shares of the Company in the most recent completed private placement (see Note 8). As at March 31, 2011, the Company owed this director an aggregate of $Nil (June 30, 2010 - $Nil).

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at May 28, 2011 the Company had the following items issued and outstanding:

•

44,506,539 common shares

•

6,410,000 warrants with an exercise price of $0.15 expiring until February 17, 2011.

•

3,815,600 common stock options with a weighted average exercise price of $0.23 expiring at various dates until March 28, 2016.

Commitments and Contingencies

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2011	22,677
2012	94,961
2013	65,197
$ 162,425

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover oil and gas reserves or acquire oil and gas properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price oil and gas is volatile and cannot be controlled. There is no assurance that the Company’s oil and gas exploration and development activities will be successful. The development of oil and gas properties involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of oil and gas resources in Canada are subject to a comprehensive review, approval and permitting process that involves various federal, provincial, and regional agencies.  There can be no assurance given that the required approvals and permits for an oil and gas project, if technically and economically warranted, on the Company’s lands can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration and oil and gas property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity increases the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations are in Canada and its financing activities are in Canada making it subject to minimal foreign currency fluctuations that could materially affect its financial position and results.

OUTLOOK

Portal has planned exploration programs for the oil and gas project located in west central Saskatchewan and its continuing to review other projects for acquisition.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom. Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward looking statements included or incorporated by reference in this document include statements with respect to:

•

The Company’s progress, potential and uncertainties of its oil and gas drilling program in central Saskatchewan.

•

The Company’s progress, potential and uncertainties of its oil and gas drilling program in central Alberta.

•

The Company’s expectations regarding the ability to find new projects in Canada

•

Expectations regarding the ability to raise capital to continue its exploration and project search programs.

•

The Company’s future adoption of IFRS; and,

•

The completion of a second tranche of a financing.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2011, as required by Canadian securities law Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2011, the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to provide reasonable assurance that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those laws and that material information was accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Changes in Internal Control Over Financial Reporting (“ICFR”)

The Company’s management is also responsible for establishing and maintaining internal controls over financial reporting.  The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

No changes occurred in the current period of the Company’s ICFR that have materially affected or are reasonable likely to materially affect the Company’s ICFR.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010. The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the July 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. Nonetheless the Company has identified several areas relating to IFRS that could materially affect the Company:

(a)

Impairment

Upon conversion to IFRS, an assessment of whether there is any impairment to oil and gas properties will have to be made.

(b)  Mineral Resources

  At present, the issue of capitalizing exploration expenses under GAAP appears to be acceptable under IFRS.

(c)

Business combination

The effect of IFRS on the Company’s present business combinations is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

(d)

Foreign currency

The adoption of IFRS will involve the identification of a functional currency. At present, it appears that the Canadian dollar is the Company’s functional currency. Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation. In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

(e)

Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee is sophisticated business people with knowledge on accounting or has taken professional courses relevant to IFRS conversion, and as such, does not need to be convinced or re-educated as to the specifics of IFRS conversion. The Company’s staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to day operations of the Company. The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in fiscal 2010 and 2011, in anticipation of the preparation of the July 1, 2011 balance sheet that will be required for comparative purposes for fiscal year ending June 30, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may acquire property interests in foreign jurisdictions that may make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

(e)

Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as oil and gas prices are impacted by world economic events that dictate the levels of supply and demand. Currently the Company is not in the production phase therefore there is no revenue being generated. In the future, the Company will sell its oil production at spot rates exposing the Company to the risk of price movements.

The Company did not have any commodity price contracts in place as at or during the nine months ended March 31, 2010 or the year ended June 30, 2010.  However changes in commodity prices did not affect the Company’s results of operations.